SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                            FORM 6-K

                    REPORT OF FOREIGN ISSUER
            PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                SECURITIES EXCHANGE ACT OF 1934

              For the period ending March 31, 2000

                       CREO PRODUCTS INC.
     (Exact name of Registrant as specified in its charter)

                        3700 Gilmore Way
                  Burnaby, B.C. Canada V5G 4M1
            (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F     x          Form 40-F
                  ---                      ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes            No     x
           ---            ---

Report to Shareholders
2000 Second Quarter Report

March 31, 2000

To Our Shareholders

The three months ended March 31, 2000 was a landmark quarter with the highest quarterly profits in the history of Creo Products Inc. Our net income for the three months ended March 31, 2000 was $7.1 million or $0.20 per share (diluted
- US GAAP) compared to $4.3 million or $0.15 per share for the three months ended March 31, 1999.

This quarter Creo was added to the Toronto Stock Exchange's 200 and 300 Composite Indices, and we are proud to be listed among Canada's leading public companies. Creo also penetrated new markets with our $35 million investment in printCafe, which provides business-to-business internet-based graphic arts solutions. We expect notable growth in this market.

Throughout the quarter, the entire Creo team worked to prepare for Drupa 2000, the largest graphic arts tradeshow, upcoming in May in Germany. We announced that our patented thermal imaging technology will demonstrate at Drupa on direct-to-press systems from the world's four largest press manufacturers; they include Heidelberg's Speedmaster DI 74, MAN Roland's Dicoweb press, Komori's new 8-page digital offset press, and KBA's 74Karat.

The Creo management team focused their attention this quarter on the successful closure of the deal to acquire the prepress division of Scitex Corporation Ltd. On April 4, 2000, CreoScitex, the new principal operating division of Creo Products, was officially formed to create a leading provider of worldwide digital prepress solutions.

Creo acquired certain assets of Scitex Graphic Business and shares of related subsidiaries for 13,250,000 shares of Creo on April 4, 2000. The aggregate value of these shares is estimated at $540 million (US GAAP), which will be allocated to the assets and liabilities acquired along with the related goodwill from the acquisition. The acquisition will be accounted for under the purchase method, with the results from the operations of the Business acquired being included in the consolidated financial statements of Creo commencing April 4, 2000. We anticipate continued growth for Creo in the coming quarters as strong synergies in innovation and technology are realized from this merger.

Subsequent to the close of the Creo-Scitex merger on April 5, 2000, Creo gave notice to Heidelberger Druckmaschinen AG ('Heidelberg') of its election to terminate the Heidelberg/Creo joint venture. The joint venture agreement provides that upon termination Creo will enter into an original equipment manufacture (OEM) arrangement with Heidelberg. Creo expects that the current Heidelberg/Creo joint-venture products such as the Trendsetter(R) family of thermal platesetters and the Prinergy(TM) workflow management system will be sold through both CreoScitex and Heidelberg distribution channels. The parties are currently engaged in discussions about OEM terms and about certain objections raised by Heidelberg concerning Creo's termination of the joint venture. Agreement has not been reached on all outstanding issues but discussions are continuing with a view to their resolution.

Revenues. Total revenue for the three months ended March 31, 2000 increased 52.5% to $63.3 million from $41.5 million for the three months ended March 31, 1999. Total revenue for the six months ended March 31, 2000 increased 50.4% to $117.4 million from $78.1 million for the six months ended March 31, 1999.

Product revenue from our joint venture with Heidelberg increased 75.5% to $26.0 million for the three months ended March 31, 2000 from $14.8 million for the three months ended March 31, 1999. This increase was primarily due to increased sales activity on the part of Heidelberg. Product revenue from our joint venture with Heidelberg increased 77.9% to $48.2 million for the six months ended March 31, 2000 from $27.1 million for the six months ended March 31, 1999.

Service revenue increased 37.8% to $10.6 million for the three months ended March 31, 2000 from $7.7 million for the three months ended March 31, 1999. This increase in service revenue was due to fees generated from additional customer support agreements entered into in connection with new product sales. Service revenue increased 50.7% to $19.8 million for the six months ended March 31, 2000 from $13.2 million for the six months ended March 31, 1999.

Cost of Sales. Cost of sales increased 59.0% to $33.7 million for the three months ended March 31, 2000 from $21.2 million for the three months ended March 31, 1999. This increase was primarily due to the increase in our product sales and our installed customer base. Cost of sales increased as a percentage of total revenue to 53.3% for the three months ended March 31, 2000 from 51.1% for the three months ended March 31, 1999. Cost of sales increased 52.5% to $62.0 million for the six months ended March 31, 2000 from $40.7 million for the six months ended March 31, 1999. Cost of sales increased as a percentage of total revenue to 52.8% for the six months ended March 31, 2000 from 52.1% for the six months ended March 31, 1999.

Research and Development. Gross research and development expenses increased 57.3% to $11.4 million for the three months ended March 31, 2000 from $7.2 million for the three months ended March 31, 1999. This increase was due to a 25.3% increase in the number of research and development personnel and the increase in the amount of materials used for prototyping and developing new products. Gross research and development expenses increased 63.8% to $21.7 million for the six months ended March 31, 2000 from $13.3 million for the six months ended March 31, 1999.

Outside funding of our research and development activities increased 24.4% to $5.0 million for the three months ended March 31, 2000 from $4.0 million for the three months ended March 31, 1999. Outside funding of our research and development activities increased 17.3% to $9.4 million for the six months ended March 31, 2000 from $8.0 million for the six months ended March 31, 1999.

As a result of these factors affecting gross research and development expenses and research and development funding, net research and development expenses, which represent gross research and development expenses less outside funding, increased 98.1% to $6.4 million for the three months ended March 31, 2000 from $3.2 million for the three months ended March 31, 1999. Net research and development expenses increased 134.3% to $12.4 million for the six months ended March 31, 2000 from $5.3 million for the six months ended March 31, 1999.

Sales and Marketing. Sales and marketing expenses increased 20.2% to $9.1 million, or 14.5% of total revenue, for the three months ended March 31, 2000 from $7.6 million, or 18.3% of total revenue, for the three months ended March 31, 1999. This increase was primarily due to the increase in sales activity. Sales and marketing expenses increased 27.0% to $18.3 million, or 15.6% of total revenue, for the six months ended March 31, 2000 from $14.4 million, or 18.4% of total revenue, for the six months ended March 31, 1999.

General and Administration. General and administration expenses increased 79.4% to $3.5 million, or 5.5% of total revenue, for the three months ended March 31, 2000 from $1.9 million, or 4.7% of total revenue, for the three months ended March 31, 1999. This increase was primarily due to the growth of our business. General and administration expenses increased 60.4% to $6.4 million, or 5.4% of total revenue, for the six months ended March 31, 2000 from $4.0 million, or 5.1% of total revenue, for the six months ended March 31, 1999.

Income Taxes. Income tax expense increased to $4.7 million, or 39.6% of pre-tax income, for the three months ended March 31, 2000 from $3.0 million, or 41.1% of pre-tax income, for the three months ended March 31, 1999. This increase was primarily due to the increase in our profitability. Income tax expense increased to $8.1 million, or 39.6% of pre-tax income, for the six months ended March 31, 2000 from $5.5 million, or 41.8% of pre-tax income, for the six months ended March 31, 1999.

Share Capital. As at March 31, 2000, Creo had 32,980,771 common shares outstanding and 4,572,563 options outstanding.

Investments. In February 2000, Creo invested $25 million in printCafe, Inc. and acquired in return 31,186,312 Class B common shares representing 17.24 per cent of printCafe's voting rights. As part of the investment, Creo will have a seat on the board of directors of printCafe, which provides Internet-based, business-to-business communication solutions tailored specifically for the printing and graphic arts industries. In a subsequent round of financing, Creo invested an additional $10 million and acquired 1,132,502 Class C common shares that currently grant no additional voting rights but are convertible to stock with full voting rights at our discretion. Creo may, at its option, increase its ownership and voting rights to approximately 53 per cent by giving notice to printCafe and by paying an exercise/conversion premium.

On March 14, 2000, printCafe announced in a press release that it had filed a registration statement with the Securities and Exchange Commission for an initial public offering of its Class A common stock.

In February 2000, Creo invested $2.0 million and acquired 750,000 common shares in Creo Ltd. of Israel, representing approximately 10 per cent of Creo Ltd.'s total outstanding shares.


/s/  Amos Michelson
Amos Michelson
Chief Executive Officer

/s/  Tom Kordyback
Tom Kordyback
Chief Financial Officer


This report contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) Creo and Heidelberger Druckmaschinen AG may be unable to transition to an OEM arrangement or the expected advantages of the transition to an OEM arrangement may be less than expected and may adversely affect Creo's operating results and financial performance; (2) the expected cost-savings and synergies from the combination of Creo's business with the Scitex Business cannot be fully realized or take significantly longer to realize than expected; (3) revenues from the Scitex Business are lower than expected or customer attrition and business disruption following the acquisition are greater than expected; (4) the integration of the Scitex Business into Creo's operations is more difficult, time-consuming or expensive than anticipated, or the attrition rate of key employees of the combined business is greater than expected; (5) technological changes or changes in the competitive environment adversely affect the products, market share, revenues or margins of the combined business; or (6) changes in general economic, financial or business conditions adversely affect the combined business or the markets in which it operates. Additional risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report on Form 20-F for the fiscal year ended September 30, 1999, as filed with the U.S. Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this report.

                       Creo Products Inc.
                   Consolidated Balance Sheets
                 (In thousands of U.S. dollars)

                                              March 31    March 31
                                                2000        1999
                                             (unaudited) (unaudited)

Assets
Current assets
Cash and cash equivalents                      $ 53,924    $ 37,150
Accounts receivable                              47,301      31,923
Inventories                                      41,309      27,061
Prepaid expenses                                  5,774       3,421
                                                -------     -------
                                                148,308      99,555
Investments                                      37,071           -
Capital assets                                   45,922      37,215
Future income taxes                               2,177         120
                                                -------     -------
                                              $ 233,478   $ 136,890
                                                =======     =======

Liabilities
Current liabilities
Accounts payable and accrued liabilities       $ 30,749    $ 17,481
Income taxes payable                              4,260       2,072
Future income taxes                                 307           -
Deferred revenue and deposits                    21,005      20,787
Current portion of long-term debt                     -         296
                                                -------     -------
                                                 56,321      40,636
Long-term debt                                        -       6,512
                                                -------     -------
                                                 56,321      47,148

Shareholders' Equity
Share capital                                   143,047      78,917
Retained earnings                                34,110      10,825
                                                -------     -------
Total shareholders' equity                      177,157      89,742
                                                -------     -------
                                              $ 233,478    $136,890
                                                =======     =======

                       Creo Products Inc.
Consolidated Statements of Operations and Retained Earnings
 (In thousands of U.S. dollars except earnings per share)

                                Three months ended        Six months ended
                                     March 31                 March 31
                                  2000       1999          2000       1999
                               (unaudited)(unaudited)   (unaudited)(unaudited)
Revenue
Product revenue                  $ 52,702   $ 33,829      $ 97,571   $ 64,894
Service revenue                    10,582      7,679        19,834     13,163
                                  -------    -------       -------    -------
                                   63,284     41,508       117,405     78,057
Cost of sales                      33,727     21,217        62,044     40,688
                                  -------    -------       -------    -------
                                   29,557     20,291        55,361     37,369
                                  -------    -------       -------    -------
Research and development, gross    11,406      7,249        21,718     13,256
Research and development funding   (4,983)    (4,007)       (9,358)    (7,981)
                                  -------    -------       -------    -------
Research and development, net       6,423      3,242        12,360      5,275
Sales and marketing                 9,145      7,611        18,279     14,396
General and administration          3,495      1,948         6,390      3,983
                                  -------    -------       -------    -------
                                   19,063     12,801        37,029     23,654
                                  -------    -------       -------    -------
Earnings from operations           10,494      7,490        18,332     13,715
Other income (expense)              1,319       (261)        2,114       (593)
                                  -------    -------       -------    -------
Earnings before income taxes       11,813      7,229        20,446     13,122
Income tax expense                 (4,683)    (2,968)       (8,090)    (5,491)
                                  -------    -------       -------    -------
Net earnings                     $  7,130   $  4,261      $ 12,356   $  7,631
                                  =======    =======       =======    =======
Earnings per common share
- Basic, Canadian GAAP           $   0.22   $   0.15      $   0.38   $   0.28
                                  =======    =======       =======    =======
- Fully diluted, Canadian GAAP   $   0.20   $   0.14      $   0.35   $   0.25
                                  =======    =======       =======    =======
- Diluted, U.S. GAAP             $   0.20   $   0.15      $   0.35   $   0.27
                                  =======    =======       =======    =======
Retained earnings,
  beginning of period            $ 26,980   $  6,564      $ 21,754   $  3,194
Net earnings                        7,130      4,261        12,356      7,631
                                  -------    -------       -------    -------
Retained earnings,
  end of period                  $ 34,110   $ 10,825      $ 34,110   $ 10,825
                                  =======    =======       =======    =======

                       Creo Products Inc.
             Consolidated Statements of Cash Flows
                (In thousands of U.S. dollars)

                                Three months ended        Six months ended
                                     March 31                 March 31
                                  2000       1999          2000       1999
                               (unaudited)(unaudited)   (unaudited)(unaudited)

Cash provided by (used in)
  operations:
Net earnings                     $  7,130   $  4,261      $ 12,356   $  7,631
Items not affecting cash:
Amortization                        2,082      1,409         3,819      2,598
Future income taxes                  (427)      (454)         (665)      (207)
Other                                   -          6            10        (36)
                                  -------    -------       -------    -------
                                    8,785      5,222        15,520      9,986
Changes in non-cash working
  capital:
Accounts receivable                (4,736)    (3,346)      (10,658)    (7,538)
Inventories                        (4,627)      (537)       (9,062)    (1,910)
Prepaid expenses                   (1,831)    (1,537)       (2,462)    (1,209)
Accounts payable and accrued         (187)       322           605       (397)
  liabilities
Income taxes payable                1,159        696           774      1,247
Deferred revenue and deposits         895      5,464         1,958      7,110
                                  -------    -------       -------    -------
                                   (9,327)     1,062       (18,845)    (2,697)
                                  -------    -------       -------    -------
                                     (542)     6,284        (3,325)     7,289
Cash provided by (used in)
  investing:
Investments in other companies    (37,071)         -       (37,071)         -
Purchase of capital assets         (4,483)    (2,861)       (9,033)    (5,844)
Proceeds from sale of capital
  assets                                -         93             -        213
                                  -------    -------       -------    -------
                                  (41,554)    (2,768)      (46,104)    (5,631)
Cash provided by (used in)
  financing:
Proceeds from shares issued         4,523         68         4,845     20,063
Share-purchase loans                2,288          -         2,093          -
Repayment of long-term debt             -       (167)       (6,660)      (795)
                                  -------    -------       -------    -------
                                    6,811        (99)          278     19,268
                                  -------    -------       -------    -------
Increase (decrease) in cash
  and cash equivalents            (35,285)     3,417       (49,151)    20,926
Cash and cash equivalents,
  beginning of period              89,209     33,733       103,075     16,224
                                  -------    -------       -------    -------
Cash and cash equivalents,
  end of period                  $ 53,924   $ 37,150      $ 53,924   $ 37,150
                                  =======    =======       =======    =======

Supplementary information:
Taxes paid                       $  2,122   $    687      $  5,090   $  1,980
Interest paid                    $      -   $    118      $    139   $    263

Creo Products Inc.
3700 Gilmore Way
Burnaby, BC
V5G 4M1 CANADA
www.creo.com

Contact:
Tracy Rawa, Investor Relations
Tel: +1-604-451-2700
Fax: +1-604-437-9891
Email: IR@creo.com